Exhibit 99.2

71,184,686 ORDINARY SHARES, PAR VALUE € 0.01 PER SHARE

AERCAP HOLDINGS N.V.

UNDERWRITING AGREEMENT

June 3, 2015

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Goldman, Sachs & Co.
200 West Street
New York, New York 10282

As Representatives of the several
Underwriters listed in Schedule I
hereto

Ladies and Gentleman:

1.     Introductory.     On the date hereof, American International Group, Inc., a Delaware corporation (the “Selling Shareholder”), proposes to sell to the several underwriters named in Schedule I hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, 71,184,686 ordinary shares, par value € 0.01 per share (the “Ordinary Shares”), of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company”) (said shares to be sold by the Selling Shareholder being hereinafter called the “Offered Securities”).  The Selling Shareholder also proposes to grant to the Underwriters an option to purchase up to 10,677,702 additional Ordinary Shares (the “Additional Securities”; the Additional Securities together with the Offered Securities, being hereinafter called the “Securities”).  The use of the neuter in this Agreement shall include the feminine and the masculine wherever appropriate.

2.            Representations and Warranties.

(a)   The Company represents and warrants to, and agrees with, the several Underwriters that:

(i)             The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission (the “Commission”) promulgated thereunder (the “Act”) and the Company meets all of the registrant requirements of, and the transactions contemplated by this Agreement meet all of the transaction requirements of, and, in each case, comply with the conditions for the use of, Form F-3 under the Act.  An “automatic shelf registration statement” as defined in Rule 405 under the Act, on Form F-3 (File No. 333-203113) in respect of the Offered Securities and the Additional Securities, including a form of prospectus (the “Base Prospectus”), has been prepared and filed by the Company with the Commission not earlier than three years prior to the date hereof, which became effective upon filing under Rule 462(e) under the Act on March 31, 2015.  For purposes of this Agreement, “Effective Time” with respect to such registration statement means the date and time as of which such registration statement automatically became effective upon filing thereof with the Commission and, if the Company has filed any post-effective amendment pursuant to Rules 413(b) and 462(e) under the Act, then “Effective Time” shall also mean the date and time as of which such post-effective amendment was or is filed with the Commission and, if later, declared effective by the Commission.  “Effective Date” with respect to such registration statement means, the date of the Effective Time and, if the Company has filed a post-effective amendment to such registration statement pursuant to Rules 413(b) and 462(e) under the Act, then “Effective Date” shall also mean the date of the Effective Time of such post-effective amendment.  Such registration statement, including exhibits and any amendments thereto filed prior to the Applicable Time (as defined below) deemed to be a part of the registration statement as of the Effective Time, is hereinafter referred to as the “Registration Statement”.  If the Company has filed a post-effective amendment pursuant to Rules 413(b) and 462(e) under the Act, then any reference herein to the term “Registration Statement” shall be deemed to include such post-effective amendment.  As used herein, the term “Prospectus” means the final prospectus relating to the Securities first filed with the Commission pursuant to and within the time limits described in Rule 424(b) under the Act and in accordance with Section 5(a)(i) hereof.  The Base Prospectus, as supplemented by any preliminary prospectus (including any preliminary prospectus supplement) relating to the Securities filed with the Commission pursuant to Rule 424(b) under the Act, including the documents incorporated by reference in the Base Prospectus and each such preliminary prospectus and preliminary prospectus supplement is herein referred to as a “Preliminary Prospectus.”  Any reference herein to the Registration Statement or any Preliminary Prospectus or to the Prospectus or to any amendment or supplement to any of the foregoing documents shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the Effective Time of the Registration Statement or the date of such Preliminary Prospectus or the Prospectus, as the case may be, and any reference to “amend,” “amendment” or supplement with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to include any documents incorporated by reference therein, and any supplements or amendments thereto, filed with the Commission after the date of filing of the Prospectus under Rule 424(b) under the Act, and prior to the termination of the offering of the Securities by the Underwriters.

(ii)            As of the Applicable Time (as defined below), none of (A) the Base Prospectus, the Preliminary Prospectus used most recently prior to the Applicable Time, the information set forth in Schedule II hereto and each Issuer Free Writing Prospectus listed on Schedule III hereto, all considered together (collectively, the “General Disclosure Package”), (B) any other “free writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) (a “Free Writing Prospectus”) that the Representatives shall hereafter expressly agree in writing to treat as part of the General Disclosure Package in accordance with Section 5(a)(ii) below, when taken together as a whole with the General Disclosure Package, nor (C) each electronic road show, if any, when taken together as a whole with the General Disclosure Package, included any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to any Underwriter Information or Selling Shareholder Information (as defined in Sections 7(c) and 2(b)(i), respectively, hereof).  As used in this Agreement:

“Applicable Time” means 5:00 p.m. (Eastern time) on the date of this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Act, relating to the Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Act.

(iii)           The Commission has not issued any order preventing or suspending the use of the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus or relating to the proposed offering of the Securities, and no proceeding for that purpose or pursuant to Section 8A of the Act has been instituted or, to the Company’s knowledge, threatened by the Commission.  The Registration Statement and any amendment thereto, as of each Effective Time, and the Prospectus, as then amended or supplemented, as of the Applicable Time, at the time filed with the Commission and as of each Closing Date, complied or will comply as to form in all material respects with the requirements of the Act.  The documents incorporated, or to be incorporated, by reference in the Registration Statement and the Prospectus, at the time filed with the Commission, complied or will comply as to form in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”). The Registration Statement and any amendment thereto, as of each Effective Time, did not contain, and will not contain, any untrue statement of a material fact and did not omit, and will not omit, to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Prospectus, as then amended or supplemented, as of the Applicable Time, at the time filed with the Commission and as of each Closing Date, did not contain, and will not contain, any untrue statement of a material fact, and did not omit, and will not omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Notwithstanding anything to the contrary in this clause (iii), the Company makes no representations or warranties with respect to any Underwriter Information or Selling Shareholder Information.

(iv)           As of its date and as of the Applicable Time, each Issuer Free Writing Prospectus (i) complied and will comply with the requirements of the Act and (ii) did not and will not include any information that conflicted or will conflict with the information contained in the Registration Statement, the Preliminary Prospectus (if the Prospectus has not been filed with the Commission immediately prior to the time of first use of any such Issuer Free Writing Prospectus) or the Prospectus, in each case, as then amended or supplemented immediately prior to the date of first use of any such Issuer Free Writing Prospectus.

(v)            The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not, directly or indirectly, prepared, used, distributed, authorized, approved or referred to and will not prepare, use, distribute, authorize, approve or refer to, any offering material in connection with the offering and sale of the Securities, including, without limitation, any Issuer Free Writing Prospectus or other Free Writing Prospectus or “written communication” (as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities, other than any Preliminary Prospectus, the Prospectus, and each Free Writing Prospectus approved in writing in advance by the Representatives in accordance with Section 5(a)(ii) below (each, a “Permitted Free Writing Prospectus”).  To the extent it is required to do so, the Company has filed and will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 163(b)(2) and 433(d) under the Act.  The Company has retained in accordance with the Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Act.

(vi)           (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Securities in reliance on the exemption of Rule 163 under the Act, and (iv) at the Applicable Time, the Company was and is a “well-known seasoned issuer” as defined in Rule 405 under the Act.   The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) under the Act objecting to the use of the automatic shelf registration form or any post-effective amendment thereto.

(vii)          At the earliest time after the filing the Registration Statement that the Company or Selling Shareholder or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Securities and as of the Applicable Time, the Company was not and is not an “ineligible issuer” (as defined in Rule 405 under the Act, without taking into account any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an ineligible issuer), including, without limitation, for purposes of Rules 164 and 433 under the Act with respect to the offering of the Securities as contemplated by the Registration Statement.

(viii)         The Company has been duly formed and is validly existing as a public limited liability company under the laws of The Netherlands, with power and authority (corporate or other) to own its properties and conduct its business as described in the Registration Statement, General Disclosure Package and the Prospectus; and the Company is duly qualified to transact business and is in good standing (where such concept exists) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or to be in good standing (where such concept exists) would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (a “Material Adverse Effect”).

(ix)            Each Significant Subsidiary (as defined below) has been duly incorporated or formed, as applicable, and is validly existing as a private limited company, corporation, trust or other legal entity in good standing (where such concept exists) under the laws of the jurisdiction of its incorporation or formation, with the power and authority (corporate, trust or other) to own its property and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus; each Significant Subsidiary is duly qualified to transact business and is in good standing (where such concept exists) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or to be in good standing (where such concept exists) would not have a Material Adverse Effect; all of the issued and outstanding capital stock or other similar ownership interests of each Significant Subsidiary have been duly and validly authorized and issued, are (in jurisdictions where such concepts are recognized) fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except as described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto). The “Significant Subsidiaries” shall mean each of the subsidiaries of the Company listed on Annex A hereto.

(x)             The Securities and all other outstanding shares of capital stock of the Company, including the Ordinary Shares, conform to the description thereof in the Company’s Annual Report on Form 20-F for the year December 31, 2014, incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus. The statements in the Registration Statement, the General Disclosure Package and the Prospectus under the heading “Description of Ordinary Shares” and the statements incorporated by reference therein, insofar as they purport to constitute a summary of the terms of the Securities, fairly and accurately summarize the matters therein described in all material respects.

(xi)            The authorized, issued and outstanding capital stock of the Company is as set forth in the Registration Statement, the General Disclosure Package and the Prospectus as of the dates set forth therein.  All of the issued and outstanding shares of capital stock of the Company, including the Securities, are fully paid and non-assessable and are and have been duly and validly authorized and issued, in compliance with all applicable federal, state and foreign securities laws and not in violation of or subject to any preemptive or similar rights that entitle or will entitle any person to acquire from the Company or any Significant Subsidiary, upon the issuance or sale thereof any Ordinary Shares, any other equity security of the Company or any Significant Subsidiary or any security convertible into, or exercisable or exchangeable for, any Ordinary Shares or other such security (any “Relevant Security”).

(xii)           Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), there are no contracts or other documents (including, without limitation, any voting agreement) that are required to be described in the General Disclosure Package or the Prospectus or filed as exhibits to the Registration Statement by the Act or the Exchange Act that have not been so described or incorporated by reference therein or filed.

(xiii)          Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), there are no contracts, agreements or understandings between the Company and any person granting such person registration rights or similar rights to have any securities of the Company registered for sale under the Registration Statement.

(xiv)          The Company’s Ordinary Shares, including the Securities, are listed on The New York Stock Exchange.

(xv)          The Company has not taken, nor will it take, directly or indirectly, any action designed to cause or result in or that has constituted, that consitutes or that might reasonably be expected to constitute, under the Exchange Act or otherwise, stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Securities.

(xvi)          The Company has not, prior to the date hereof, made any offer or sale of any securities which could be “integrated” with the offer and sale of the Securities pursuant to the Registration Statement.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), the Company has not sold or issued any Relevant Security during the six-month period preceding the date of the Prospectus, including but not limited to any sales pursuant to Rule 144A or Regulations D or S under the Act, other than Ordinary Shares issued upon the exercise of options, shares and other rights issued pursuant to employee share incentive plans or trusts, stock option plans or employee stock purchase plans that are disclosed in the Registration Statement, the General Disclosure Package and the Prospectus.

(xvii)         No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required to be obtained or made by the Company for the performance by the Company of its obligations under this Agreement in connection with the sale of the Securities contemplated hereby, except (i) such filings as may be required under the Act, (ii) such as relate to the review of the transactions by the Financial Industry Regulatory Authority, Inc. (“FINRA”), (iii) such filings as may be required under applicable state securities or blue sky laws, (iv) such filings as may be required under the New York Stock Exchange rules or (v) such other consents, approvals, authorizations, orders or filings as have been obtained or made.

(xviii)        Under the laws and regulations of The Netherlands and any political subdivision thereof, it is not necessary for any holder of the Securities or any Underwriter to be licensed, qualified or entitled to carry out business in The Netherlands (i) in order to be able to enforce their respective rights under this Agreement or the Ordinary Shares, or (ii) solely by reason of the execution, delivery or communication of this Agreement, or the Ordinary Shares; and no holders of Securities will be subject to personal liability for the obligations of the Company solely by reason of being such a holder.

(xix)           Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), under current laws and regulations of The Netherlands and any political subdivision thereof, all dividends and other distributions declared and payable on the Securities may be paid by the Company to the holder thereof in United States dollars and freely transferred out of The Netherlands and all such payments made to holders thereof who are non-residents of The Netherlands will not be subject to income, withholding or other taxes under laws and regulations of The Netherlands or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in The Netherlands or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in The Netherlands or any political subdivision or taxing authority thereof or therein.

(xx)            The execution, delivery and performance of this Agreement and the performance by the Company of its obligations in connection with the transactions contemplated herein, do not conflict with and will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any applicable law, statute, judgment, rule, regulation, order or decree of any governmental body, agency or court having jurisdiction over the Company or any of its subsidiaries, or (ii) the terms of any indenture or other agreement or instrument to which the Company or any of its subsidiaries is a party or bound, or (iii) the charter, by-laws, memorandum and articles of association, declaration of trust, trust agreement or similar organizational documents of the Company or any of its subsidiaries, except in the case of clauses (i) and (ii) above, such contravention that would not, singly or in the aggregate, have a Material Adverse Effect.

(xxi)           This Agreement has been duly authorized, executed and delivered by the Company.

(xxii)          The repurchase of Ordinary Shares (the “Share Repurchase”) by the Company under the Share Repurchase Agreement, dated as of June 1, 2015 (the “Share Repurchase Agreement”), between the Company and the Selling Shareholder, has been duly authorized.  The Company has duly authorized, executed and delivered the Share Repurchase Agreement, which provides, inter alia, that subject to the terms and conditions of the Share Repurchase Agreement, the Selling Shareholder is entitled to offer, sell and deliver the Securities in accordance with this Agreement, and the Share Repurchase Agreement is a valid, binding and enforceable agreement of the Company, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity.

(xxiii)         The Company and its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them that is material to the business of the Company and its subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances and defects except such liens, encumbrances and defects as are described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto) and, to the extent the failure to have such title or the existence of such liens, encumbrances and defects would not, singly or in the aggregate, have a Material Adverse Effect; and any leased real property and buildings that are material to the Company and its subsidiaries, taken as a whole, are held by them under legal and valid leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, except as described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto) or as would not have a Material Adverse Effect.

(xxiv)        The Company and its subsidiaries possess all certificates, authorizations and permits issued by the appropriate U.S. federal or state or Dutch, Irish or other non-U.S. regulatory authorities necessary to conduct their respective businesses, except as would not have a Material Adverse Effect.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(xxv)         No material labor dispute with the employees of the Company or any of its subsidiaries exists, except as described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), or, to the Company’s knowledge, is imminent; and neither the Company nor any of its subsidiaries is aware of any existing, threatened or imminent labor disturbance by the employees of any of their principal suppliers, manufacturers or contractors that could have a Material Adverse Effect.

(xxvi)        The Company and its subsidiaries own or possess, or can acquire on reasonable terms, all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Intellectual Property”), necessary to carry on the business now operated by them, except as would not, singly or in the aggregate, have a Material Adverse Effect.  Neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property that would reasonably be expected to have a Material Adverse Effect.

(xxvii)       The Company (i) is in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, (iii) is in compliance with all terms and conditions of any such permit, license or approval and (iv) has no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures by the Company or any of its subsidiaries, required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) for its accounts, except in each of clauses (i) through (iv) as would not, singly or in the aggregate, have a Material Adverse Effect and except as described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto).

(xxviii)      There are no legal or governmental proceedings pending or, to the knowledge of the Company, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject, other than proceedings described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto) and proceedings that would not have a Material Adverse Effect, or have a material adverse effect on the power or ability of the Company to perform its obligations under this Agreement.

(xxix)         PricewaterhouseCoopers Accountants N.V., who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, are independent public accountants with respect to the Company and its consolidated subsidiaries within the meaning of the Act and the rules and regulations of the Public Company Accounting Oversight Board (“PCAOB”).

(xxx)          PricewaterhouseCoopers LLP, who have certified certain financial statements of International Lease Finance Corporation, a corporation organized under the laws of California (“ILFC”), and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, are independent public accountants with respect to ILFC and its consolidated subsidiaries within the meaning of the Act and the rules and regulations of the PCAOB.

(xxxi)         The audited consolidated financial statements of the Company and ILFC included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus (the “Consolidated Financial Statements”) comply in all material respects with the applicable requirements of the Act and the Exchange Act, as applicable, and present fairly in all material respects the consolidated financial position of (i) the Company and its subsidiaries, in the case of the financial statements of the Company, and (ii) ILFC and its subsidiaries, in the case of the financial statements of ILFC, in each case, as of and at the dates indicated, and the results of their respective operations and cash flows for the periods specified.  Such financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), consistently applied for the periods specified by each of the Company and ILFC to their respective financial statements, except as may be stated in the related notes thereto; all non-GAAP financial information included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus, if any, complies with the requirements of Regulation G and Item 10 of Regulation S-K under the Act; and the pro forma financial statements and information and the related notes thereto incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus have been prepared in accordance with the Commission’s rules and guidance with respect to pro forma financial statements and information (including the applicable requirements of Regulation S-X under the Act) and the Company believes that the assumptions underlying such pro forma financial statements and information are reasonable and the adjustments used therein are appropriate to give effect to the transactions referenced therein.  The interactive data in eXtensible Business Reporting Language included or incorporated by reference in each of the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(xxxii)        Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), since the respective dates as of which information is disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, (i) the Company and its subsidiaries have not (A) incurred any debt for borrowed money that is material to the Company and its subsidiaries, taken as a whole, or (B) incurred any other liabilities or obligations, direct or contingent, nor entered into any transactions, in each case, that are material, in the aggregate, to the Company and its subsidiaries, taken as a whole and not in ordinary course of business; (ii) the Company and its subsidiaries have not purchased any of their outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on their capital stock; and (iii) there has not been any change in the capital stock (other than the exercise of stock options or vesting of restricted stock units issued under equity incentive plans, stock option plans or restricted stock programs reported on the Company’s Annual Report on Form 20-F for the year ended December 31, 2014) of the Company or its subsidiaries or any material change in the consolidated short-term debt or long-term debt of the Company or its subsidiaries.

(xxxiii)       The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and the Company is subject to the reporting requirements of Section 13 of the Exchange Act and files reports with the Commission on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.

(xxxiv)       No relationship, direct or indirect, exists between or among the Company or its Significant Subsidiaries, on the one hand, and the Selling Shareholder and the directors, officers, shareholders, customers or suppliers of the Company or its Significant Subsidiaries, on the other hand, which is required by the Act or the Exchange Act to be described in the Registration Statement, the General Disclosure Package or the Prospectus which is not so described.  To the Company’s knowledge, there are no outstanding loans, advances or guarantees of indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of their respective family members which are prohibited by, or are required to be disclosed by, the Act, in the Registration Statement, the General Disclosure Package or the Prospectus which are not so disclosed.

(xxxv)        The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.  Since the end of the Company’s most recent audited fiscal year, based on the Company’s most recent evaluation of its internal controls over financial reporting pursuant to Rule 13a-15(c) of the Exchange Act, there has been (i) no material weakness in the design or operation of the Company’s or any of the Company’s subsidiaries’ internal control over financial reporting (whether or not remediated) and (ii) no significant change in the Company’s or any of the Company’s subsidiaries’ internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the Company’s or any of the Company’s subsidiaries’ internal control over financial reporting.  The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act), that are designed to ensure that information required to be disclosed by the Company in reports that it files, furnishes or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their “disclosure controls and procedures” as required by Rule 13a-15 of the Exchange Act.

(xxxvi)       Neither the Company nor any of its subsidiaries is, and after giving effect to the offering and sale of the Securities and the transactions contemplated under the Share Repurchase Agreement as described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto) will be, required to register as an “investment company” as such term is defined in the Investment Company Act.

(xxxvii)      The Company is not, and during the past three years neither the Company nor any of its predecessors was (a) a “blank check company” (as defined in Rule 419(a)(2) under the Act), (b) a “shell company,” other than a “business combination related shell company” (each as defined in Rule 405 under the Act) or (c) an “issuer for an offering of penny stock” (as defined in Rule 3a51-1 of the Exchange Act).

(xxxviii)     There is no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid to the U.S. or The Netherlands or any political subdivision or taxing authority thereof in connection with the issuance, sale or delivery of the Securities.

(xxxix)        The Company and its subsidiaries have filed all applicable tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not, singly or in the aggregate, have a Material Adverse Effect and except as set forth in the Registration Statement, the General Disclosure Package or the Prospectus (in each case, exclusive of any amendment or supplement thereto)) and have paid all taxes required to be paid by them and any other payment, assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such payment, assessment, fine or penalty that is currently being contested in good faith and for which appropriate reserves have been established in accordance with U.S. GAAP or as would not, singly or in the aggregate, have a Material Adverse Effect and except as set forth in the Registration Statement, the General Disclosure Package or the Prospectus (in each case, exclusive of any amendment or supplement thereto).

(xl)             There is and has been no failure on the part of the Company, any of its subsidiaries or any of the Company’s or such subsidiaries’ respective directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(xli)            Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, employees, agents or Affiliates (as defined in Rule 501(b) of Regulation D) or anyone acting on their behalf is a person with whom dealings are restricted or prohibited by any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, the United Kingdom (including sanctions administered or controlled by Her Majesty’s Treasury) or other relevant sanctions authority (collectively, “Sanctions”)), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions that broadly prohibit dealings with that country or territory (currently, Crimea, Cuba, Iran, North Korea, Sudan and Syria (each, a “Sanctioned Country”)); and the Company and its subsidiaries will not, directly or indirectly, use any funds, or lend, contribute or otherwise make available any funds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of any Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in the violation of, or be sanctionable under, any Sanctions with respect to any person (including any person participating in the transactions contemplated hereby, whether as underwriter, initial purchaser, dealer, advisor, investor or otherwise).

(xlii)           Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, agent or Affiliate (as defined in Rule 501(b) of Regulation D) of the Company or any of its subsidiaries, acting on behalf of the Company or any of its subsidiaries, has taken any action, directly or indirectly, that violated or could result in a violation by such persons of any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Bribery Act 2010 of the United Kingdom (the “U.K. Bribery Act”), or other applicable anti-bribery or anti-corruption laws, including (i) using any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) making or taking an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds (including to any “foreign official” (as such term is defined in the FCPA) or any political party or official thereof or any candidate for political office); or (iii) making, offering, agreeing, requesting or taking an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit.  The Company, its subsidiaries and, to the knowledge of the Company, its Affiliates (as defined in Rule 501(b) of Regulation D) have instituted, maintain and enforce policies and procedures designed to ensure compliance with the FCPA and the U.K. Bribery Act and other applicable anti-bribery and anti-corruption laws.

(xliii)          The statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus under the heading “Tax Considerations” insofar as they purport to constitute summaries of tax law or other laws and regulations or legal conclusions with respect thereto, fairly and accurately summarize the matters therein described in all material respects.

(xliv)          The Company and its subsidiaries own, lease or manage directly, or indirectly, the aircraft described in the Registration Statement, the General Disclosure Package and the Prospectus (collectively, the “Company Aircraft Portfolio”); except as described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto) and except as would not have a Material Adverse Effect, (i) with respect to owned and leased aircraft, the Company and its subsidiaries have, directly or indirectly, good and marketable title to or economic rights equivalent to, holding good and marketable title or to hold valid and enforceable leases in respect of, the Company Aircraft Portfolio and (ii) with respect to managed aircraft, to the Company’s knowledge, the management contracts of the Company and its subsidiaries with the entities that own (or have the right to the economic benefits of ownership of) the Company Aircraft Portfolio are in full force and effect.

(xlv)           All of the lease agreements, lease addenda, side letters, assignments of warranties, option agreements or similar agreements material to the business of the Company and its Significant Subsidiaries, taken as a whole (collectively, the “Lease Documents”), are in full force and effect, except as would not have a Material Adverse Effect; and to the Company’s knowledge, no event that with the giving of notice or passage of time or both would become an event of default (as so defined) under any Lease Document has occurred, except such event of default that would not, singly or in the aggregate, have a Material Adverse Effect.

(xlvi)          The Company and its subsidiaries have entered into aircraft purchase agreements (the “Aircraft Purchase Documents”) and letters of intent for the purchase of aircraft as described in the Registration Statement, the General Disclosure Package and the Prospectus. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), the Aircraft Purchase Documents are in full force and effect and no event of default (as defined in the applicable Aircraft Purchase Document) has occurred and is continuing under any Aircraft Purchase Document, except, in each case, for such failures and events of default that would not, singly or in the aggregate, have a Material Adverse Effect.

(xlvii)         None of the Company or any of its Significant Subsidiaries is in violation of or default under (i) any provision of its charter or bylaws, declaration of trust or trust agreement or comparable organizational and governing documents; (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject; or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company, any of its subsidiaries or of the properties of the Company or any of its subsidiaries, as applicable, except for, in the cases of clauses (ii) and (iii) above, such violations and defaults that would not, singly or in the aggregate, have a Material Adverse Effect.

(xlviii)        The Company and each of its Significant Subsidiaries, and their respective owned and leased properties, are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto) and for any such loss or risk that would not have a Material Adverse Effect.

(xlix)           The Company and its subsidiaries have not sustained since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus any material loss or interference with their business by fire, explosion, flood or other calamity, whether or not covered by insurance, or from any court or governmental action, order or decree, except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto) or except for any such loss or interference that would not, singly or in the aggregate, have a Material Adverse Effect.

(l)               The Company and its subsidiaries are in compliance with all applicable laws, regulations or other requirements of the United States Federal Aviation Administration, the European Aviation Safety Agency and similar aviation regulatory bodies (collectively, “Aviation Laws”), and neither the Company nor any of its subsidiaries has received any notice of a failure to comply with applicable Aviation Law, except for any failures to comply that would not, singly or in the aggregate, have a Material Adverse Effect.

(li)              The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(lii)             Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company to each Underwriter as to matters covered thereby.

(b)   The Selling Shareholder represents and warrants to, and agrees with, the several Underwriters that:

(i)               To the extent that any statements made in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto) are made in reliance upon and in conformity with the Selling Shareholder Information (as defined below), (i) such statements made in the Registration Statement and any amendment thereto, as of each Effective Time, did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) such statements made in the General Disclosure Package did not and will not, as of the Applicable Time, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (iii) such statements made in the Prospectus, as then amended or supplemented, as of the Applicable Time, at the time filed with the Commission and as of each Closing Date, did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the Company, the Underwriters and the Selling Shareholder acknowledges and agrees that for all purposes of this Agreement, the only information furnished to the Company by or on behalf of the Selling Shareholder expressly for use in the Registration Statement, the General Disclosure Package and the Prospectus (the “Selling Shareholder Information”) is (i) the legal name of the Selling Shareholder, (ii) information regarding the number of Ordinary Shares owned by the Selling Shareholder as contained in the table next to the name of the Selling Shareholder and any applicable related footnotes as set forth under the caption “Selling Shareholder—Beneficial Ownership” in the Prospectus and (iii) the number of shares proposed to be sold by the Selling Shareholder.

(ii)              The Selling Shareholder (including its agents and representatives, other than the Underwriters, each in their capacity as such and, for the avoidance of doubt, excluding the Company and its agents and representatives) has not, directly or indirectly, prepared, used, distributed, authorized, approved or referred to, and will not prepare or distribute, authorize, approve or refer to, any offering material in connection with the offering and sale of the Securities, including, without limitation, any Issuer Free Writing Prospectus or other Free Writing Prospectus” or “written communication” (as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities, other than any Preliminary Prospectus, the Prospectus and each Permitted Free Writing Prospectus.

(iii)             The Selling Shareholder is the record and beneficial owner of the Securities to be sold by it hereunder free and clear of all liens, encumbrances, equities and claims. Upon payment of the Securities to be sold by the Selling Shareholder hereunder, delivery of such Securities, as directed by the Underwriters, to Cede & Co. or such other nominee as may be designated by The Depository Trust Company (“DTC”), registration of such Securities in the name of Cede & Co. or such other nominee and the crediting of such shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter  has notice (as defined in Section 8-105 of the New York Uniform Commercial Code (“UCC”) of any adverse claim (within the meaning of Section 8-102(a)(1) of the UCC) to such Securities, then, assuming appropriate entries to the accounts of the several Underwriters on the records of DTC have been made pursuant to the UCC, each Underwriter will have acquired a security entitlement (within the meaning of Section 8-102(a)(17) of the UCC) to such Securities purchased by such Underwriter, and no action based on an adverse claim (within the meaning of Section 8-102(a)(1) of the UCC) may be asserted against such Underwriter with respect to such security entitlement.

(iv)             This Agreement has been duly authorized, executed and delivered by or on behalf of the Selling Shareholder. The Selling Shareholder has the full right, power and authority to perform its obligations hereunder.

(v)              The Share Repurchase Agreement has been duly authorized, executed and delivered by the Selling Shareholder, and is a valid, binding and enforceable agreement of the Selling Shareholder, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity.

(vi)             No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required to be obtained or made by the Selling Shareholder for the execution and delivery by the Selling Shareholder of this Agreement, the sale and delivery of the Securities to be sold by the Selling Shareholder, the consummation by the Selling Shareholder of the transactions contemplated hereby in connection with the sale of Securities to be sold by the Selling Shareholder and the performance by the Selling Shareholder of its obligations under this Agreement in connection with the sale of the Securities contemplated hereby, except (i) such filings as may be required under the Act or state securities laws as to which the Selling Shareholder makes no representation, (ii) such as relate to the review of the transactions by the FINRA or (iii) such other consents, approvals, authorizations, orders or filings as have been obtained or made or would not, individually and in the aggregate, adversely affect the Selling Shareholder’s ability to perform its obligations under this Agreement or the Underwriters’ ability to consummate the transactions contemplated hereby.

(vii)            The sale of the Securities to be sold by the Selling Shareholder hereunder, the execution and delivery of this Agreement by the Selling Shareholder, the compliance by the Selling Shareholder with all of the provisions of this Agreement and the consummation by the Selling Shareholder of the transactions herein contemplated do not conflict with and will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any statute or any order, rule, regulation, decree or judgment of any governmental body, agency or court having jurisdiction over the Selling Shareholder, or (ii) the terms of any indenture or other agreement or instrument to which the Selling Shareholder is a party or bound, or (iii) the certificate of incorporation or by-laws, of the Selling Shareholder, except in the case of clauses (i) and (ii) above, as would not, individually and in the aggregate, adversely affect the Selling Shareholder’s ability to perform its obligations under this Agreement or the Underwriters’ ability to consummate the transactions contemplated hereby, provided, that no representation or warranty is made in this clause (vii) with respect to the antifraud provisions of federal and state securities laws.

(viii)           The Selling Shareholder has not taken, nor will it take, directly or indirectly, any action designed to cause or result in, or that has constituted, that constitutes or that might reasonably be expected to constitute, under the Exchange Act or otherwise, the stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Securities; provided, however, that the Selling Shareholder makes no representation or warranty in this clause (viii) with respect to the Company.

(ix)              In order to document the Underwriters’ compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions contemplated herein, the Selling Shareholder will deliver to you prior to or at each Closing Date a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

3.            Purchase, Sale and Delivery of Offered Securities.

(a)   On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Selling Shareholder agrees to sell to the Underwriters, and the Underwriters agree, severally and not jointly, to purchase from the Selling Shareholder, at a purchase price of $47.775 per share, the respective numbers of Offered Securities set forth opposite the names of the Underwriters in Schedule I hereto.

(b)      Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Selling Shareholder hereby grants an option to the several Underwriters to purchase, subject to this Section 3, severally and not jointly, up to 10,677,702 Additional Securities at the same purchase price per share as the Underwriters shall pay for the Offered Securities, less an amount per share equal to any dividends or distributions declared by the Company and payable on the Offered Securities but not payable on the Additional Securities.  Said option may be exercised in whole or in part at any time on or before the 30th day after the date of the Prospectus upon written or telegraphic notice by the Representatives to the Selling Shareholder setting forth the number of shares of the Additional Securities as to which the several Underwriters are exercising the option and Additional Closing Date (as defined below).  The number of Additional Securities to be purchased by each Underwriter shall be the same percentage of the total number of shares of the Additional Securities to be purchased by the several Underwriters as such Underwriter is purchasing of the Offered Securities, subject to such adjustments as the Selling Shareholder in its absolute discretion shall make to eliminate any fractional shares.

(c)      Delivery of and payment for the Offered Securities and the Additional Securities (if the option provided for in Section 3(b) hereof shall have been exercised on or before the third Business Day (as defined below) immediately preceding the Offered Securities Closing Date (as defined below)) shall be made at the office of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, at 9:30 A.M., New York City time, on June 9, 2015, or at such other time or place on the same or such other date, not later than the third Business Day thereafter, as the Representatives, the Company and the Selling Shareholder may agree upon in writing (such date and time of delivery and payment for the Securities being herein referred to as the “Offered Securities Closing Date”).  Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the respective aggregate purchase prices of the Securities being sold by the Selling Shareholder to or upon the order of the Selling Shareholder by wire transfer payable in Federal (same-day) funds to the account specified by the Selling Shareholder.  Delivery of the Securities shall be made  through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.  “Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

      The Representatives will pay all applicable state transfer taxes, if any, involved in the transfer to the several Underwriters of the Securities to be purchased by them from the Selling Shareholder and the Selling Shareholder agrees to reimburse the Representatives for associated carrying costs if such tax payment is not rebated on the day of payment.  The respective Underwriters will pay any additional stock transfer taxes involved in further transfers.

If the option provided for in Section 3(b) hereof is exercised after the third Business Day immediately preceding the Offered Securities Closing Date, the Selling Shareholder will deliver the Additional Securities to the Representatives at the office of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006 on the date specified by the Representatives (which shall be within three Business Days after exercise of said option) (each such closing date, an “Additional Closing Date”, and together with the Offered Securities Closing Date, each closing date a “Closing Date”) for the respective accounts of the several Underwriters, against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Selling Shareholder by wire transfer payable in Federal (same-day) funds to the account specified by the Selling Shareholder.  Delivery of the Additional Securities shall be made  through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.   If settlement for the Additional Securities occurs after the Offered Securities Closing Date, the Selling Shareholder will deliver to the Representatives on the Additional Closing Date, and the obligation of the Underwriters to purchase the Additional Securities shall be conditioned upon receipt of, supplemental opinions, certificates and letters confirming as of such date the opinions, certificates and letters delivered on the Offered Securities Closing Date pursuant to Section 6 hereof.

4.        Offering by Underwriters.  It is understood that the several Underwriters propose to, and will, offer the Securities for sale to the public as set forth in the Prospectus.

5.        Certain Agreements of the Company and the Selling Shareholder.

(a)    The Company agrees with the several Underwriters that:

(i)               The Company (i) will prepare and timely file (and advise the Underwriters and the Selling Shareholder promptly of such filing) with the Commission under Rule 424(b) under the Act (without reliance on Rule 424(b)(8)) a Prospectus in a form approved by the Representatives containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rules 430A, 430B or 430C under the Act, (ii) will not file any amendment to the Registration Statement or supplement (including the Prospectus) to the Base Prospectus unless the Company has furnished the Representatives with a copy for their review prior to filing and will not file any such proposed amendment or supplement to which the Representatives reasonably object, and (iii) file and/or furnish, as applicable, on a timely basis, all reports required to be filed or furnished, as the case may be, by the Company with the Commission for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities.

(ii)              The Company (i) will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus unless the Representatives approve its use in writing prior to first use; provided that the prior written consent of the Representatives shall be deemed to have been given in respect of the Free Writing Prospectus(es) included in Schedule III and any electronic road show, (ii) has treated and will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (iii) will comply with the requirements of Rules 163, 164 and 433 under the Act applicable to any Permitted Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping.

(iii)             The Company will advise the Representatives promptly (i) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (ii) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement shall have been filed or become effective, (iii) of any request by the Commission or its staff for any amendment of the Registration Statement, or for any supplement to the Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose.  The Company will use commercially reasonable efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using commercially reasonable efforts to have such amendment or new registration statement declared effective as soon as practicable.

(iv)             If the Company receives from the Commission a notice pursuant to Rule 401(g)(2) under the Act or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Company will (i) promptly notify the Representatives, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to the Securities, in a form satisfactory to the Underwriters, (iii) use commercially reasonable efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable (if such filing is not otherwise effective immediately pursuant to Rule 462 under the Act), and (iv) promptly notify the Representatives of such effectiveness.  References herein to the Registration Statement relating to the Securities shall include such new registration statement or post-effective amendment, as the case may be.

(v)              The Company agrees to pay the required filing fees to the Commission relating to the Offered Securities and the Additional Securities within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act.

(vi)             The Company will cooperate with the Underwriters in endeavoring to qualify the Securities for sale under the securities laws of such jurisdictions as the Underwriters may reasonably request in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose; provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent.  The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for such period as delivery of a prospectus by an Underwriter may be required by the Act (including circumstances in which such requirement may be satisfied pursuant to Rule 172) (the “Effectiveness Period”).

(vii)            As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(viii)           The Company will deliver to the Representatives and counsel for the Representatives and to each other Underwriter, without charge, as many copies of any Preliminary Prospectus or any Issuer Free Writing Prospectus, the Prospectus, and the Registration Statement (including such number of copies of the exhibits filed therewith that may reasonably be requested), including documents incorporated by reference therein and all amendments thereto as may reasonably be requested by the Representatives. The Company will pay the expenses of printing or other production of all documents related to the offering for the duration of the Effectiveness Period.

(ix)             If, during the Effectiveness Period, any event shall occur as a result of which, in the judgment of the Company, it becomes necessary to amend or supplement the Registration Statement or the Prospectus in order to make the statements therein (in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, in the case of the Prospectus), not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, file a new Registration Statement or supplement the Prospectus to comply with the Act or the Exchange Act, the Company will promptly notify the Representatives and either (i) prepare as soon as reasonably practicable and file with the Commission, subject to Section 5(a)(i) of this Agreement, an appropriate amendment to the Registration Statement and/or supplement to the Prospectus or (ii) prepare as soon as reasonably practicable and file with the Commission, subject to Section 5(a)(i) of this Agreement, an appropriate filing under the Exchange Act that shall be incorporated by reference in the Prospectus and the Registration Statement, so that each of the Prospectus and the Registration Statement as so amended or supplemented will not, in the light of the circumstances when it is so delivered, be misleading, or so that the Prospectus and the Registration Statement will comply with the law, (iii) use commercially reasonable efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Prospectus and (iv) supply any supplemented Prospectus to the Representatives in such quantities as the Representatives may reasonably request.

(x)              If the General Disclosure Package is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur as a result of which it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances, not misleading, or to make the statements therein not conflict with the information contained in the Registration Statement then on file, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Company will promptly notify the Representatives and either (i) prepare as soon as reasonably practicable, and subject to Section 5(a)(i) of this Agreement, file with the Commission (if required) and furnish to the Underwriters an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare as soon as reasonably practicable and, subject to Section 5(a)(i) of this Agreement, file with the Commission an appropriate filing under the Exchange Act that shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law.

(xi)             The Company will not take, directly or indirectly, any action designed to cause or result in or that would constitute or that might reasonably be expected to constitute, under the Exchange Act or otherwise, stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Securities.

(xii)            The Company will pay all expenses incidental to the performance of or compliance with this Agreement, including, without limiting the generality of the foregoing, the following:  accounting fees of the Company; the fees and disbursements of counsel for the Company; the cost of printing and delivering to, or as requested by, the Underwriters copies of the Registration Statement, any Preliminary Prospectuses, any Issuer Free Writing Prospectuses, and the Prospectus (including all exhibits, amendments and supplements thereto; the filing fees and expenses (including legal fees and disbursements) incident to securing any required review by FINRA of the terms of the sale of the Securities; the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Ordinary Shares under the state or foreign securities or blue sky laws of such jurisdictions as the Underwriters may designate (including up to $5,000 of related fees and expenses of counsel for the Underwriters); the reasonable fees and expenses of the counsel to the Selling Shareholder; the cost of preparing stock certificates, including any cost related to printing, authentication, issuance and delivery thereof; the cost and charges of any transfer agent and any registrar; all expenses and application fees related to the listing of the Securities on the New York Stock Exchange; its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties); and the expenses of any annual audit or quarterly review.

(xiii)           For a period of 90 days after the date of the Prospectus, the Company will not (i) offer, pledge, sell, contract to sell, sell any option or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co., other than any Ordinary Shares issued upon the exercise of options or the vesting of equity awards granted under terms of any employee plan, benefit or compensation arrangement or employment agreement described in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto).

(xiv)           The Company will use commercially reasonable efforts to maintain the listing of the Ordinary Shares on the New York Stock Exchange.

(b)      The Selling Shareholder agrees with the several Underwriters that:

(i)               The Selling Shareholder will pay all expenses incidental to the performance of or compliance with the obligations of the Selling Shareholder under this Agreement, except as otherwise proivded in this Agreement.

(ii)              The Selling Shareholder agrees that, without the prior written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co., it will not, during the period ending 90 days after the date of the Prospectus, (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (including without limitation, Ordinary Shares or such other securities which may be deemed to be beneficially owned by it in accordance with the Act and securities which may be issued upon exercise of a stock option or warrant) (collectively, the “Specified Lock-Up Securities”), or file with the Commission a registration statement under the Act relating to the Specified Lock-Up Securities or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Specified Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Specified Lock-Up Securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any Specified Lock-Up Securities, other than (x) the sale of the Securities pursuant to this Agreement, (y) the sale of Ordinary Shares to the Company in connection with the Share Repurchase, and (z) any exercise of any registration right under the Share Repurchase Agreement; provided that the restrictions in this Section 5(b)(ii) shall apply only to Specified Lock-Up Securities directly held by the Selling Shareholder, and do not apply to any Specified Lock-Up Securities held by affiliates of the Selling Shareholder in connection with ordinary course (I) proprietary and third party fund and asset management activities, (II) brokerage and securities trading activities and (III) financial services and insurance activities.

6.        Conditions of the Obligations of the Underwriters.

(a)      The obligations of the several Underwriters to purchase and pay for the Offered Securities and the Additional Securities, as the case may be, shall be subject to the accuracy of the representations and warranties on the part of the Company and the Selling Shareholder herein as of the Applicable Time and on the Offered Securities Closing Date or any Additional Closing Date, as the case may be, to the accuracy of the statements of Company officers and the Selling Shareholder officers made pursuant to the provisions hereof, to the performance by the Company and the Selling Shareholder of their obligations hereunder and to the following additional conditions precedent:

(i)               The Representatives shall have received “cold comfort” letters in customary form from each of PricewaterhouseCoopers Accountants N.V., the independent public accountants of the Company, and PricewaterhouseCoopers LLP, the independent public accountants of ILFC, dated, respectively, the date of this Agreement and the Offered Securities Closing Date or the Additional Closing Date, as the case may be, addressed to the Underwriters in form and substance satisfactory to the Underwriters’ counsel.

(ii)               (A) The Registration Statement and all post-effective amendments thereto shall have become effective and the Prospectus and each Issuer Free Writing Prospectus required to be filed, shall have been filed as required by Rules 424(b) (without reliance on Rule 424(b)(8)), 430A, 430B, 430C or 433 under the Act, as applicable, within the time periods prescribed by, and in compliance with, the Act, and any request of the Commission for additional information (to be included in the Registration Statement, the Prospectus or otherwise) shall have been disclosed to the Underwriters and complied with to their reasonable satisfaction. (B) No stop order suspending the effectiveness of, or preventing or suspending the use of, the Registration Statement, as amended from time to time, or the Prospectus or any Issuer Free Writing Prospectus or any amendment or supplement to any of the foregoing shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Act shall have been taken or, to the knowledge of the Company, shall be contemplated or threatened by the Commission and no injunction, restraining order or order of any nature by any Federal or state court of competent jurisdiction shall have been issued as of any Closing Date which would prevent the issuance of the Securities

(iii)             Subsequent to the execution and delivery of this Agreement, there shall not have occurred any (i) change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, the General Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), the effect of which is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the public offering, sale or delivery of the Offered Securities, (ii) decrease in the rating of any of any of the Company’s securities by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change, (iii) change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the sole judgment of the Representatives, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Offered Securities or the Additional Securities, whether in the primary market or in respect of dealings in the secondary market, (iv) suspension or material limitation of trading in securities generally on the New York Stock Exchange or any establishment of minimum prices on such exchange, (v) suspension of trading of any securities issued or guaranteed by the Company on any exchange or in any over‑the-counter market, (vi) declaration of a general banking moratorium on commercial banking activities by The Netherlands or U.S. federal or New York State authorities, or (vii) outbreak or escalation of hostilities, declaration by The Netherlands or the United States of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by this Agreement.

(iv)             The Representatives shall have received an opinion, dated as of the Offered Securities Closing Date or the Additional Closing Date, as the case may be, and addressed to the Representatives, of NautaDutilh N.V., Dutch counsel for the Company, substantially in the form heretofore agreed upon among the Company and the Representatives.

(v)              The Representatives shall have received an opinion and letter, dated as of the Offered Securities Closing Date or the Additional Closing Date, as the case may be, and  addressed to the Representatives, of Cravath, Swaine & Moore LLP, U.S. counsel for the Company, substantially in the form heretofore agreed upon among the Company and the Representatives.

(vi)             The Representatives shall have received an opinion, dated as of the Offered Securities Closing Date or the Additional Closing Date, as the case may be, and addressed to the Representatives, of Debevoise & Plimpton LLP, U.S. counsel for the Selling Shareholder, substantially in the form heretofore agreed upon among the Selling Shareholder and the Representatives.

(vii)            The Representatives shall have received from Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the Underwriters, such opinion or letter, dated as of the Offered Securities Closing Date or the Additional Closing Date, as the case may be, and addressed to the Representatives, with respect to the sale of the Securities, the Registration Statement, the General Disclosure Package, the Prospectus and other related matters as the Representatives may require, and the Company and the Selling Shareholder shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(viii)           The Representatives shall have received a certificate, dated as of the Offered Securities Closing Date or the Additional Closing Date, as the case may be, of the Chairman of the Board or the Chief Executive Officer or an Executive Vice President and a principal financial or accounting officer of the Company in which such officers shall state, in their capacities as officers and on behalf of the Company that, to the best of their knowledge:  (i) the representations and warranties of the Company in this Agreement are true and correct on and as of the Offered Securities Closing Date or the Additional Closing Date, as the case may be, with the same effect as if made on such Closing Date; (ii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Offered Securities Closing Date or the Additional Closing Date, as the case may be; (iii) reciting the condition contained in Section 6(a)(ii)(B) hereof and stating that such condition has been satisfied and that no such events have occurred; and (iv) since the date of the most recent financial statements included or incorporated by reference in the Registration Statement, General Disclosure Package and Prospectus (in each case, exclusive of any amendment or supplement thereto), there has been no material adverse change or development that could reasonably be expected to result in a material adverse change in the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, General Disclosure Package and Prospectus (in each case, exclusive of any amendment or supplement thereto).

(ix)              The Company shall have complied with any request by the Representatives with respect to the furnishing of copies of the Prospectus in compliance with the provision of Section 5(a)(viii) hereof.

(x)               The Underwriters shall have received a certificate, dated as of the Offered Securities Closing Date or the Additional Closing Date, as the case may be, of an Executive Vice President of the Selling Shareholder in which such Executive Vice President shall state, in the signer’s capacity as an officer and on behalf of the Selling Shareholder that, to the best of the signer’s knowledge:  (i) the representations and warranties of the Selling Shareholder in this Agreement are true and correct on and as of the Offered Securities Closing Date or the Additional Closing Date, as the case may be, with the same effect as if made on such Closing Date; and (ii) the Selling Shareholder has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Offered Securities Closing Date or the Additional Closing Date, as the case may be.

(xi)              As of the date hereof, the Representatives shall have received “lock-up agreements,” substantially in the form of Exhibit A hereto, from the persons listed in Schedule IV hereto, and such lock-up agreements shall be in full force and effect.

(xii)             The Representatives shall have received as of the Offered Securities Closing Date or the Additional Closing Date, as the case may be, satisfactory evidence of the good standing of the Company and its subsidiaries in their respective jurisdictions of organization and their good standing as foreign entities in such other jurisdictions as the Underwriters may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(xiii)            The Securities to be delivered on the Offered Securities Closing Date or the Additional Closing Date, as the case may be, shall be listed on the NYSE.

(xiv)            On or prior to the Offered Securities Closing Date or the Additional Closing Date, as the case may be, the Company and the Selling Shareholder shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

(xv)             The Selling Shareholder and the Company each, severally and not jointly, agree to furnish the Underwriters with such conformed copies of such opinions, certificates, letters and documents as the Underwriters reasonably request.  The Underwriters may in their sole discretion waive compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of the Closing Date or otherwise.

      If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives.  Notice of such cancellation shall be given to the Company and the Selling Shareholder in writing or by telephone or facsimile confirmed in writing

7.        Indemnification and Contribution.

(a)    The Company will indemnify and hold harmless each Underwriter, its directors, officers, employees, and agents and the affiliates of each Underwriter and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any and all losses, claims, damages or liabilities, joint or several, to which any such person or entity may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereto or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, in the Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, any other Free Writing Prospectus or “written communication” (as defined in Rule 405 under the Act), the General Disclosure Package (or, in each case, any amendment or supplement to any of the foregoing, including the General Disclosure Package that has subsequently been amended or supplemented), or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and will reimburse each indemnified party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission made in reliance upon and in conformity with the Underwriter Information or the Selling Shareholder Information.

(b)      The Selling Shareholder will indemnify and hold harmless each Underwriter and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any and all losses, claims, damages or liabilities, joint or several, to which any such person or entity may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereto or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) or any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, in the Prospectus, any Issuer Free Writing Prospectus, or the General Disclosure Package (or, in each case, any amendment or supplement to any of the foregoing, including the General Disclosure Package that has subsequently been amended or supplemented), or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission relates to the Selling Shareholder Information; and will reimburse each indemnified party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred.

(c)      Each Underwriter will, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, employees, agents and affiliates and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the Selling Shareholder and each person, if any, who controls the Selling Shareholder within the meaning of Section 15 of the Act or Section 20 of the Exchange Act against any and all losses, claims, damages or liabilities to which any such person or entity may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereto or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) or any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Prospectus or the General Disclosure Package (or, in each case, any amendment or supplement to any of the foregoing, including the General Disclosure Package as subsequently amended or supplemented) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the written information furnished to the Company by or on behalf of such Underwriter expressly for use in the Registration Statement, the General Disclosure Package and the Prospectus (the “Underwriter Information”) and will reimburse any legal or other expenses reasonably incurred by an indemnified party in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; it being understood and agreed upon that the Underwriter Information consists only of (i) the names of the Underwriters, (ii) the sentences related to concessions and reallowances and (iii) the information under the heading “Price Stabilization, Overallotment Transactions, Syndicate Covering Transactions and Penalty Bids” under the caption “Underwriting” in the Prospectus.

(d)      Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under paragraph (a), (b) or (c) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under paragraph (a), (b) or (c) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under paragraph 7, (b) or (c) above.  In case any such action is brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel of its choice at its own expense, which counsel shall be reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party). Notwithstanding the indemnifying party’s election to appoint counsel (including local counsel) to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest; (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the indemnifying party; (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action; or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  In no event shall the indemnifying party be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement or consent to the entry of any judgment of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement or consent (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(e)      If the indemnification provided for in this Section 7 is unavailable or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) for which indemnification is provided by an indemnifying party therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a), (b) or (c) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholder, on the one hand, and the Underwriters on the other, respectively, from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or if unavailable for any reason, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Selling Shareholder, on the one hand, or the Underwriters, on the other, respectively, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof) from the offering of the Securities as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Selling Shareholder, on the one hand, and the Underwriters, on the other, shall be deemed to be in the same respective proportions as the net proceeds (after deducting underwriting commissions and discounts, but before deducting expenses) received by the Selling Shareholder from the sale of the Securities and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth on the cover page of the Prospectus.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Selling Shareholder, on the one hand, and the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to in the first sentence of this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (e).  The Company, the Selling Shareholder and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this subsection (e), (1) no Underwriter shall be required to contribute any amount in excess of the amount by which the underwriting discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (2) the Selling Shareholder shall not be required to contribute any amount in excess of the amount by which (A) the net proceeds received by the Selling Stockholder from the sale of Securities exceeds (B) the amount of any damages which the Selling Stockholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this subsection (e), (i) each person who controls an Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act and director, officer, employee, agent and affiliate of an Underwriter shall have the same rights to contribution as such Underwriter, (ii) each person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act and each director, officer, employee, agent and affiliate of the Company shall have the same rights to contribution as the Company and (iii) each person who controls the Selling Shareholder within the meaning of Section 15 of the Act or Section 20 of the Exchange Act and each director, officer, employee, agent and affiliate of the Selling Shareholder shall have the same rights to contribution as the Selling Shareholder, subject in each case to the applicable terms and conditions of this subsection (e).

(f)      The obligations of the Company and the Selling Shareholder under this Section shall be in addition to any liability which the Company and the Selling Shareholder may otherwise have.

8.        Termination; Survival of Certain Representations and Obligations; Certain Expenses.  If any of the conditions set forth in Section 6 hereof are not satisfied on or prior to the Closing Date or the parties hereto breach their obligations hereunder, this Agreement and the obligations hereunder may be terminated by the Representatives in their absolute discretion.  The reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties and covenants in this Agreement shall remain in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter or any controlling person of the foregoing, or by or on behalf of the Company or its directors or officers or by or on behalf of the Selling Shareholder or its directors or officers and (iii) delivery of and payment for the Offered Securities under this Agreement and the sale of the Securities and Securities.  If this Agreement is terminated pursuant to this Section 8 or if for any reason the purchase of the Offered Securities by the Underwriters is not consummated, each of the Selling Shareholder and the Company shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 7 and the respective obligations of the Company, the Selling Shareholder and the Underwriters pursuant to Section 7 shall remain in effect, and if any Offered Securities have been purchased hereunder the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect.  In addition, if the purchase of the Offered Securities by the Underwriters is not consummated for any reason, other than the termination of this Agreement pursuant to Section 9 hereof, the Company and the Selling Shareholder will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities and the sale of the Additional Securities.  The provisions of Sections 7 and Section 8 hereof shall survive the termination or cancellation of this Agreement.

9.        Default by an Underwriter.  If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule I hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule I hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter, the Selling Shareholder or the Company.  In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Prospectus or in any other documents or arrangements may be effected.  Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company, the Selling Shareholder and any nondefaulting Underwriter for damages occasioned by its default hereunder

10.      Notices.  All communications hereunder will be in writing and effective only upon receipt, if sent to the Underwriters, will be mailed, delivered or telefaxed and confirmed to the Representatives: Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention:  General Counsel (facsimile number: (646) 291-1469); and Goldman, Sachs & Co., 200 West Street, New York, New York 10282, Attention: Registration Department (facsimile number: (212) 902 9316); or, if sent to the Company, will be mailed, delivered or telefaxed and confirmed to AerCap Holdings N.V., Stationsplein 965, 1117 CE Schiphol, The Netherlands, Attention:  Legal Department (facsimile number: +31 20 655 9100); or, if sent to the Selling Shareholder, will be mailed, delivered or telefaxed and confirmed to American International Group, Inc., 80 Pine Street, New York, NY 10005, Attention: General Counsel (facsimile number: (212) 770-3500).

11.      Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 7, and no other person will have any right or obligation hereunder.

12.      Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier, facsimile or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof.

13.      No Advisory or Fiduciary Responsibility.  The Company, the Selling Shareholder and the Underwriters acknowledge and agree that (i) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, and/or the Selling Shareholder, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or the Selling Shareholder, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company or the Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Selling Shareholder on other matters) or any other obligation to the Company or the Selling Shareholder except the obligations expressly set forth in this Agreement, and (iv) each of the Company and the Selling Shareholder has consulted its own legal and financial advisors to the extent it deemed appropriate.  Each of the Company and the Selling Shareholder agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or the Selling Shareholder, in connection with such transaction or the process leading thereto.  Furthermore, the Company and the Selling Shareholder agrees that they are solely responsible for making their own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company or the Selling Shareholder on related or other matters).

14.      APPLICABLE LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW PRINCIPLES THAT WOULD APPLY THE LAW OF ANOTHER JURISDICTION.

15.      Integration.  This Agreement supersedes all prior agreements and understanding (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

16.      Jurisdiction.  The Company and the Selling Shareholder hereby submit to the exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waive any objections to the laying of venue of any such suit or proceeding arising out of or relating to this Agreement or any transactions contemplated hereby in a Federal or state court in the Borough of Manhattan in The City of New York, and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum.  The Company irrevocably appoints CT Corporation, 111 Eighth Avenue, New York, New York 10011, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding.  The Company agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 10, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.  The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

17.      Waiver of Jury Trial.  The Company, the Selling Shareholder and each Underwriter irrevocably waive, to the fullest extent permitted by law, any and all rights to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

18.      Waiver of Immunity.  With respect to any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled, and with respect to any such suit or proceeding, each party waives any such immunity in any court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such suit or proceeding, including, without limitation, any immunity pursuant to the U.S. Foreign Sovereign Immunities Act of 1976, as amended.

19.      Currency.  The obligation of the Company or the Selling Shareholder in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company and the Selling Shareholder agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company or the Selling Shareholder an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

[SIGNATURE PAGES FOLLOW]

If the foregoing is in accordance with the Underwriters’ understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement among the Company, the Selling Shareholder and the several Underwriters in accordance with its terms.

Very truly yours,

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
Name: Aengus Kelly
Title: Chief Executive Officer

(Signatures continue on the next page)

AMERICAN INTERNATIONAL GROUP, INC.

By:	/s/ Brian T. Schreiber
Name: Brian T. Schreiber
Title: Executive Vice President and Chief Strategy Officer

(Signatures continue on the next page)

The foregoing Agreement is
hereby confirmed and accepted
as of the date hereof.

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the
several Underwriters named in Schedule I hereto

By	CITIGROUP GLOBAL MARKETS INC.

	By	/s/ John Grier

	Name:	John Grier

	Title:	Managing Director

By	GOLDMAN SACHS INC.

	By	/s/ Daniel Young

	Name:	Daniel Young

	Title:	Managing Director

SCHEDULE I

Underwriter	Number of Offered Securities To Be Purchased

Citigroup Global Markets Inc.	23,135,023
Goldman, Sachs & Co.	23,135,023
J.P. Morgan Securities LLC	3,314,530
Morgan Stanley & Co. LLC	2,157,786
UBS Securities LLC	2,157,786
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,157,786
Barclays Capital Inc.	2,157,786
Credit Suisse Securities (USA) LLC	2,157,786
Deutsche Bank Securities Inc.	2,157,786
RBC Capital Markets, LLC	2,157,786
Wells Fargo Securities, LLC	2,157,786
BNP Paribas Securities Corp.	400,414
BTIG, LLC	400,414
HSBC Securities (USA) Inc.	400,414
Mizuho Securities USA Inc.	400,414
Santander Investment Securities Inc.	400,414
SMBC Nikko Securities America, Inc.	400,414
ING Financial Markets LLC	177,962
Natixis Securities Americas LLC	177,962
Nomura Securities International, Inc.	177,962
PNC Capital Markets LLC	177,962
RBS Securities Inc.	177,962
Sandler O’Neill & Partners, L.P.	177,962
Scotia Capital (USA) Inc.	177,962
SG Americas Securities, LLC	177,962
UniCredit Capital Markets LLC	177,962
CastleOak Securities, L.P.	33,368
C.L. King & Associates, Inc.	33,368
Drexel Hamilton, LLC	33,368
Lebenthal & Co., LLC	33,368
Loop Capital Markets LLC	33,368
MFR Securities, Inc.	33,368
Mischler Financial Group, Inc.	33,368
Samuel A. Ramirez & Company, Inc.	33,368
Siebert Brandford Shank & Co., L.L.C.	33,368
The Williams Capital Group, L.P.	33,368

Total	71,184,686

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SCHEDULE II

Pricing Information

Pricing Information Provided Orally by the Underwriters

1.	Public Offering Price Per Share: $49.00
2.	Offered Securities: 71,184,686

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SCHEDULE III

Issuer Free Writing Prospectuses

None
3

SCHEDULE IV

Officers

Aengus Kelly
Wouter (Erwin) den Dikken
Keith Helming

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EXHIBIT A

[Form of Lock-Up Agreement]

AerCap Holdings N.V.

AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol, The Netherlands

Citibank Global Markets Inc.
Goldman, Sachs & Co.
as Representatives of the several Underwriters named
in Schedule I to the Underwriting Agreement

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), between AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company”), American International Group, Inc., the selling shareholder (the “Selling Shareholder”), and each of you as representatives (the “Representatives”) of a group of underwriters named therein (the “Underwriters”), relating to an underwritten public offering (“Secondary Offering”) of ordinary shares, € 0.01 par value (the “Ordinary Shares”), of the Company by the Selling Shareholder.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of the Representatives, for a period of 60 days after the date of the prospectus relating to the Secondary Offering, (i) offer, pledge, sell, contract to sell, sell any option or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission, a registration statement under the Securities Act of 1933, as amended (the “Act”) relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (“Specified Lock-Up Securities”), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Specified Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Specified Lock-Up Securities, in cash or otherwise, in each case other than:

(A) transfers of Ordinary Shares as a bona fide gift or gifts;

(B) if the Specified Lock-up Securities are held by a corporation, partnership, limited liability company or other entity, transfers to any of its shareholders, partners, members or affiliates (as such term is defined in Rule 501(b) under the Act, as amended (each, an “Affiliate”)) or any of its Affiliates’ directors, officers and employees;

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(C) transfers by way of testate or intestate succession or by operation of law, or to any members of the immediate family of the undersigned, or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(D) transfers to any investment fund or other entity controlled or managed by the undersigned;

(E) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (A) through (D) above;

(F) pursuant to an order of a court or regulatory agency; or

(G) from an executive officer to the Company or its parent entities upon death, disability or termination of employment, in each case, of such executive officer;

provided that in the case of any transfer or distribution pursuant to clause (A), (B), (C), (D), (E), or (G), such transfer shall not involve a disposition for value and each donee, transferee or distributee shall execute and deliver to the Representatives a lock-up letter in the form of this paragraph for the balance of the lock-up period; and provided, further, that in the case of any transfer or distribution pursuant to clause (A), (B), (C), (D), or (E), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above).

Furthermore, the undersigned may sell Ordinary Shares of the Company purchased by the undersigned on the open market following the Secondary Offering if and only if no filing by any party under Section 16 of the Exchange Act or other public report or filing shall be required or shall be made voluntarily in connection with such sale (other than a filing on a Form 5 made after the expiration of the lock-up period).

The foregoing restrictions shall not apply to the establishment of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1(c)(1) under the Exchange Act; provided that no sales of the undersigned’s Specified Lock-up Securities shall be made pursuant to such a Plan prior to the expiration of the 60-day lock-up period, and such a Plan may only be established if no public announcement of the establishment or existence thereof and no filing with the Securities and Exchange Commission or other regulatory authority in respect thereof or transactions thereunder or contemplated thereby, by the undersigned, the Company or any other person, shall be required, and no such announcement or filing is made voluntarily, by the undersigned, the Company or any other person, prior to the expiration of the lock-up period.

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The foregoing restrictions shall also not apply to the withholding by the Company of any Ordinary Shares to satisfy tax obligations of the undersigned arising upon the exercise of options or vesting of equity awards granted under the terms of any employee plan, benefit or compensation arrangement or employment agreement.

This agreement may be executed in one or more counterparts, each of which, when so executed, shall be deemed to be an original and all of which shall constitute one and the same agreement.  A facsimile or other electronic transmission of an executed copy of this agreement shall have the same effect as the original executed counterpart.

If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Yours very truly,

[Signature of officer, director or major shareholder]

[Name and address of officer, director or major shareholder]
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ANNEX A

Significant Subsidiaries

AerCap Global Aviation Trust
AerCap Ireland Ltd.
AerCap International (Isle of Man) Ltd.
AerCap Ireland Capital Ltd.

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